EXHIBIT 99.3

PUBLIC TENDER OFFER IN ACCORDANCE WITH ARTICLE 198-5 OF LAW 18,045

CorpBanca (herein referred to as the “Offeror”) hereby informs its public offer to purchase 5,672,732,264 shares issued by CorpBanca, equivalent to 2.5% of all issued shares. This offer is being carried out in conformity with the program to purchase shares issued by CorpBanca (the “Share Repurchase Program”) agreed upon by CorpBanca’s Shareholders at the Extraordinary Shareholders’ Meeting on April 15, 2008 and approved by the Superintendency of Banks and Financial Institutions on April 15, 2008, (the “Offer”). This Offer is governed by Articles 27 to 27-D, both inclusive, of Law 18,046 on Corporations , article 198-5 of the Securities Market Law 18,045 and Circular No. 1,514 from January 5, 2001 of the Superintendency of Securities and Insurance, which the Offeror has made applicable for these effects.

I	Identification of the Offeror and Participation of the Issuer

1.	CorpBanca is a banking joint stock corporation, Taxpayer ID No. 97,023,000-9, domiciled at 660 Rosario Norte Street, Las Condes, Santiago.

2.

The principal shareholders of CorpBanca are CorpGroup Banking S.A., Taxpayer ID No. 96,858,900-8, and Compañía Inmobiliaria y de Inversiones Saga S.A., Taxpayer ID No. 88,202,600-0, which together are the Bank’s controlling entities, both domiciled at 660 Rosario Norte Street, 23rd Floor, Las Condes, Santiago.

3.

The natural person in control of CorpGroup Banking S.A. is Mr. Alvaro Saieh Bendeck, Taxpayer ID No. 5,911,895-1, domiciled at 660 Rosario Norte Street, 22nd Floor, Las Condes, Santiago, who, together with his family, indirectly holds a majority share in the property of said corporation. Additionally, Mr. Alvaro Saieh Bendeck, together with his spouse, indirectly holds all of the property of Compañía Inmobiliaria y de Inversiones Saga S.A.

4.	At the present time, CorpBanca does not possess any treasury shares.

II	Recipients of the Offer

The Offer is directed to all shareholders of CorpBanca and for any shares registered in local Securities Exchanges. The Offeror hereby informs all parties that the Offer has not been nor will be registered with the U.S. Securities and Exchange Commission and, therefore, is not directed to holders of American depository receipts (ADR’s), notwithstanding their ability to convert their ADRs into shares of Corpbanca.

III	Purpose of the Offer

The purpose of the Offer is:

To invest in CorpBanca’s own shares to profit from fluctuations in the share price experienced throughout the duration of the Share Repurchase Program and to resell such shares in the market, in each case as established in the Extraordinary Shareholders’ Meeting and in accordance with applicable law.

Upon completion of the Offer, the issuer will continue to be subject to standards applicable to banks registered with the Securities Registry of the Superintendency of Banks and Financial Institutions.

IV	Characteristics of the Offer

1.	The total amount of the operation is Ch$17,188,378,760 in legal currency.

2.	As a result of the Offer, a maximum of 5,672,732,264 shares issued by CorpBanca will be purchased, which represents 2.5 % of its issued capital.

3.	In the event that the number of shares that accept the Offer exceeds the quantity of shares offered to purchase, the purchase will be carried out on a pro rata basis to each of the accepting shareholders, applying the pro rata factor that results from dividing the number of shares offered to purchase by the total number of shares received. The purchase will be carried out only for the whole number of shares calculated using the aforementioned formula, disregarding any resulting decimals. If, upon applying the previous criteria, the total number of shares to purchase does not coincide with the number of shares assigned, the figure will be adjusted by adding the difference to or subtracting it from the shareholder whose acceptance comprises the greatest number of shares.

4.	The Offer will enter into effect on April 30, 2008, at 12:00 midnight, Santiago time, and will expire on May 29, 2008, at 5:30 p.m., Santiago time, notwithstanding the Offeror’s right to extend the Offer one time for a minimum of 5 and a maximum of 15 additional days. This extension will be communicated to interested parties before the Offer expires, by means of an announcement that will be published on the same day in the newspapers indicated below.

5.	The Offeror should declare the Offer successful or failed within a maximum period of 2 calendar days from the expiration of the Offer or its extension, if applicable. The announcement of the result of the Offer (“Result Announcement”) will be published the day following the declaration in the newspapers indicated below.

6.	The operation will be carried out in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Offers (Sistema de Ofertas a Firme en Bloque), contained in Title II, Chapter 2.2.3 of the Share Trading Operations Manual of this Exchange.

V	Price and payment conditions

1.	The purchase price will be $3.03 per share.

2.	The price of the acquired shares will be paid provided that the Offer has been declared successful and the seller signs the corresponding receipt of payment and settlement, detailed as follows:

(a)	To shareholders that sold their shares through acceptance orders given to CorpCapital Corredores de Bolsa S.A., herein referred to as the “Agent”, which is designated in Section IX below, the price will be paid through a nominative or cashier’s check, which will be made available to the shareholder beginning on the second bank business day following the date of publication of the Result Announcement, in the Agent’s offices. The price could also be paid by means of a wire transfer or it could be credited to a current account, which should be available on the same previously indicated date.

(b)	To shareholders that sold their shares through acceptance orders given to stockbrokers other than the Agent, the price will be paid directly by the respective stockbroker, beginning on the second bank business day following the date of publication of the Result Announcement, in their respective offices.

VI	Procedure for Accepting the Offer

1.	Shareholders that wish to accept the Offer should do so solely during the period stated in paragraph 4 of Section IV of this document, preparing a written order for firm sale of its shares (“Acceptance Order”), subject to the terms and conditions of this Offer, which should be delivered directly to the Agent at its domicile or to another stockbroker of the securities exchanges, simultaneously signing a transfer of shares in favour of the Agent or the stockbroker of preference, should that be the case, for the total of the shares they wish to sell. Likewise, they should give the Agent or stockbroker, as appropriate, the following documents: (a) the original share title(s) in their possession and/or a certificate issued by CorpBanca’s Share Department, maintained by the Central Securities Deposit (Depósito Central de Valores S.A. or “DCV”), accrediting that the title(s) have not been physically issued and/or they are deposited in the DCV; (b) certificate issued by the DCV accrediting that the shares are free of encumbrances, ownership limitations, garnishments and/or prohibitions that affect their availability; (c) if the shareholder is a natural person, a photocopy of both sides of the shareholder’s national identity card, or of that of his representative, as appropriate, or if the shareholder is a legal entity, a photocopy of both sides of the representative’s national identity card, the original of which should be shown upon signing the “Acceptance Order”; (d) original or authorized copy of power of attorney currently in effect with which the representatives act on behalf of the shareholders, which should contain sufficient powers of representation, bestowed upon them and authorized before a Notary Public; (e) authorized copy of legal information on any legal entities. In addition, the accepting shareholder should have a duly signed client record form and custody entrance instructions on file with the Agent or stockbroker, as appropriate.

2.	The shares comprised in the acceptance should be registered in CorpBanca’s Shareholders Registry in the name of the selling shareholder and should be fully paid, free of encumbrances, prohibitions, garnishments, litigation, precautionary measures, suspensive or resolutory conditions, third party preferential rights and, in general, any other circumstance that impedes or limits their free surrender or transfer.

3.	Pension Funds, Mutual Funds and other institutional investors that are required to maintain investments in their own name until the sale and that decide to participate in the present Offer are governed by the regulatory procedures contained in applicable law. These parties should deliver the Offer acceptance to the Agent’s offices or those of any stockbroker within the effective period of this Offer or its extension, without having to transfer the shares or titles as stated in paragraph 1 of this Section. In any case, said documents should be given to the Agent or corresponding broker when the payment for the shares sold in the Offer is made to the institutional investor.

Stockbrokers other than the Agent that participate in the Offer shall group shares in its custody and its own shares and, as appropriate, will give one or more acceptances to the Agent, and then register the corresponding orders in the respective registry maintained by Securities Exchange of the Santiago Stock Exchange.

4.	If a share transfer were objected to for any reason by CorpBanca’s Share Department and the objection were not resolved within the Offer’s effective period, the respective Acceptance Order would be automatically cancelled, deemed for all effects as never having been formulated. The Agent or the intervening stockbrokerage office, as appropriate, shall return to the shareholder the titles, if applicable, and any other information that had been provided, without giving origin to any type of right to indemnity, payment or reimbursement for the shareholder nor any obligation or responsibility for the Offeror, its mandataries, agents, advisors or representatives.

5.	Shares not purchased because they do not comply with the terms and conditions of this Offer, whether because the Offer was revoked or declared a failure or because the number of shares comprised in the Offer acceptances were greater than the quantity of shares offered to be purchased, will be at the disposition of their respective shareholders either immediately or once the process of registering the shares in CorpBanca’s Shareholder Registry has concluded, as appropriate, within an estimated period of 8 calendar days from the date of publication of the Result Announcement, without producing any type of right to indemnity, payment or reimbursement for the shareholder that had accepted the Offer nor any obligation or responsibility for the Offeror, its mandataries, agents, advisors or representatives.

VIII	Withdrawal Right

The Offer acceptance may be withdrawn, totally or partially, until the effective period of the Offer or its extension, if appropriate, expires. In such case, the Agent will return the shares to the withdrawing shareholder as soon as the shareholder communicates the withdrawal in writing, by signing a Share Transfer. However, if the Offeror does not publish the Result Announcement within the period established in paragraph 5 of Section IV of this Offer, shareholders will once again have the right to withdraw their acceptance, which will remain in effect until the aforementioned announcement is published.

IX	Participating Agent for the Offer

The Offer is being organized and administered by “CorpCapital Corredores de Bolsa S.A.”, Taxpayer ID No. 96,665,450-3, domiciled at 660 Rosario Norte Street, 17th Floor, Las Condes, Santiago. Notwithstanding the foregoing, Offer acceptances can also be channelled through the offices of other stockbrokers of the Chilean Securities Exchanges.

X	Announcements and Additional Information

1.	All announcements that are made or must be made as a result of the present Offer will be published in the Chilean newspapers La Tercera and Diario Financiero.

2.

Additional information can be obtained in the offices of CorpCapital Corredores de Bolsa SA, located at 660 Rosario Norte Street, 17th Floor, Las Condes, Santiago, at the office located at 2096 11 de Septiembre Street, 2nd Floor, Providencia, by phone at 600.370.3600 or from your stockbroker.

The Offeror